UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DYAX CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

26746E103

(CUSIP Number of Class of Securities (Common Stock))*

Gustav A. Christensen

President and Chief Executive Officer

Dyax Corp.

55 Network Drive

Burlington, MA 01803
(617) 225-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Nathaniel S. Gardiner, Esq.
Edwards Wildman Palmer LLP
111 Huntington Avenue At Prudential Center

Boston, Massachusetts 02199-7613
(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,886,084	$1,018.35

(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 5,451,585 options to purchase the Issuer’s common stock that are eligible for exchange as of May 18, 2012 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated as of May 18, 2012 using the average of the Company’s high and low trading prices on this date.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	Represents the CUSIP number for the common stock underlying the options. The options have not been assigned a CUSIP number.

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to an offer (the "Offer") by Dyax Corp., a Delaware corporation ("Dyax" or the "Company"), to Eligible Participants (as defined below) to exchange some or all of their outstanding Eligible Options (as defined below) for New Options (as defined below) to be issued under the Company’s Amended and Restated 1995 Equity Incentive Plan, as amended (the "Plan").

An "Eligible Participant" refers to any person who is an employee (including an employee on an approved leave of absence) or director of Dyax as of the commencement of the offer and who remains an employee or director through the expiration date.

An "Eligible Option" refers to an option that (i) has an exercise price greater than or equal to $2.42 per share, (ii) was granted under our Plan prior to May 21, 2011 and (iii) remains outstanding and unexercised as of the expiration date, whether vested or unvested.

Subject to the terms of the Offer and upon the Company’s acceptance of the Eligible Participant’s properly tendered Eligible Options, each Eligible Participant who elects to exchange outstanding and unexercised Eligible Options will receive new options covering a number of shares determined in accordance with the following exchange ratios, with the result rounded down to the nearest whole number:

Exchange Ratios for Non-Executive Employees:

Per Share Exercise Price of Exchanged Option	Exchange Ratio

$2.42 to $3.49	1.25 to 1

$3.50 to $4.24	1.40 to 1

$4.25 and greater	3.20 to 1

The exercise price of each Eligible Option is the exercise price originally set forth in such Eligible Option’s stock option agreement. For example, an Eligible Participant who is a non-executive employee and who surrenders an Eligible Option to purchase 1,000 shares with an original exercise price of $4.00 per share will receive a new option to purchase 714 shares (i.e., 1,000 divided by 1.40, with the result rounded down to the nearest whole number, which equals 714 shares).

Exchange Ratios for Executive Officers:

Per Share Exercise Price of Exchanged Option	Exchange Ratio

$2.42 to $3.49	1.50 to 1

$3.50 to $4.24	1.60 to 1

$4.25 and greater	2.50 to 1

The exercise price of each Eligible Option is the exercise price originally set forth in such Eligible Option’s stock option agreement. For example, an Eligible Participant who is an executive officer and who surrenders an Eligible Option to purchase 1,000 shares with an original exercise price of $4.00 per share will receive a new option to purchase 625 shares (i.e., 1,000 divided by 1.60, with the result rounded down to the nearest whole number, which equals 625 shares).

Exchange Ratios for Non-Employee Directors:

Per Share Exercise Price of Exchanged Option	Exchange Ratio

$2.42 to $3.49	2.10 to 1

$3.50 to $4.24	1.70 to 1

$4.25 and greater	5.55 to 1

The exercise price of each Eligible Option is the exercise price originally set forth in such Eligible Option’s stock option agreement. For example, an Eligible Participant who is a non-employee director and who surrenders an Eligible Option to purchase 1,000 shares with an original exercise price of $4.00 per share will receive a new option to purchase 588 shares (i.e., 1,000 divided by 1.70, with the result rounded down to the nearest whole number, which equals 588 shares).

The Offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options dated May 21, 2012, filed herewith as Exhibit (a)(1)(A) (the "Offer to Exchange"), (ii) the related Cover Letter to Eligible Participants from Gustav Christensen dated May 21, 2012, filed herewith as Exhibit (a)(1)(B) (the "Cover Letter"), (iii) the related Election Form, filed herewith as Exhibit (a)(1)(D) (the "Election Form"), and (iv) the related Withdrawal Form filed herewith as Exhibit (a)(1)(E) (the "Withdrawal Form"). These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents").

This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption "Summary Term Sheet and Questions and Answers" in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Dyax is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 55 Network Drive, Burlington, MA 01803, and the telephone number is (617) 225-2500.

(b)	Securities.

This Schedule TO relates to an offer by the Company to Eligible Participants holding Eligible Options to exchange such options for new options to purchase shares of the Company’s common stock to be granted under the Plan (the "New Options"). The actual number of shares of common stock subject to the New Options to be issued in the Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Participants and accepted for exchange and cancelled. The information set forth in (i) the Offer to Exchange under the caption "The Offer" in the section entitled "Price range of shares underlying the options" (Section 9), (ii) the Cover Letter, (iii) the Election Form, and (iv) the Withdrawal Form is incorporated herein by reference.

As of May 18, 2012, there were outstanding Eligible Options to purchase 5,451,585 shares of the Company’s common stock.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Price range of shares underlying the options" (Section 9) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

Dyax is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Interests of executive officers and directors; transactions and arrangements concerning the options" (Section 12) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption "Summary Term Sheet and Questions and Answers" and under the caption "The Offer" in the sections entitled "Eligible participants; eligible options" (Section 2), "Number of new options" (Section 3), "Expiration date" (Section 4), "Procedures for electing to exchange options" (Section 5), "Withdrawal rights and change of election" (Section 6), "Acceptance of options for exchange and grant of new options" (Section 7), "Conditions of the offer" (Section 8), "Source and amount of consideration; terms of new options" (Section 10), "Status of options acquired by us in the offer; accounting consequences of the offer" (Section 13), "Legal matters; regulatory approvals" (Section 14), "Material income tax consequences" (Section 15) and "Extension of offer; termination; amendment" (Section 16) is incorporated herein by reference.

(b)	Purchases.

The Company’s directors and executive officers are eligible to participate in the Offer. The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Interests of executive officers and directors; transactions and arrangements concerning the options" (Section 12) of the Offer to Exchange is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption "The Offer" in the sections entitled "Source and amount of consideration; terms of new options" (Section 10) and "Interests of executive officers and directors; transactions and arrangements concerning the options" (Section 12) of the Offer to Exchange is incorporated herein by reference.

The Company has entered into the following agreements in connection with its common stock:

(1)	Dyax Corp. Amended and Restated 1995 Equity Incentive Plan, as amended (incorporated by reference to the filing of such exhibit as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-024537) for the quarter ended June 30, 2010, as amended);

(2)	Form of the Company’s Incentive Stock Option Certificate under the Company’s Amended and Restated 1995 Equity Incentive Plan for all U.S. employees, including its executive officers (incorporated by reference to the filing of such exhibit as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004);

(3)	Form of the Company’s Nonstatutory Stock Option Certificate under the Company’s Amended and Restated 1995 Equity Incentive Plan for its U.S. employees, including its executive officers (incorporated by reference to the filing of such exhibit as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004);

(4)	Form of the Company’s Nonstatutory Stock Option Certificate under the Company’s Amended and Restated 1995 Equity Incentive Plan for its non-employee directors (incorporated by reference to the filing of such exhibit as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004);

(5)	Form of the Company's Restricted Stock Unit Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for all U.S. employees, including its executive officers. (incorporated by reference to the filing of such exhibit as Exhibit 10.1(e) to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2011);

(6)	1998 Employee Stock Purchase Plan, as amended on March 25, 2009 (incorporated by reference to the filing of such exhibit as Exhibit 10.2 to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2009); and

(7)	Amended and Restated Registration Rights Agreement, dated as of February 12, 2001, between holders of the Company’s capital stock named therein and the Company (incorporated by reference to the filing of such exhibit as Exhibit 10.33 to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2000).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the caption "Summary Term Sheet and Questions and Answers" and under the caption "The Offer" in the section entitled "Purposes of the offer" (Section 1) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption "The Offer" in the sections entitled "Acceptance of options for exchange and grant of new options" (Section 7) and "Status of options acquired by us in the offer; accounting consequences of the offer" (Section 13) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption "The Offer" in the sections entitled "Purposes of the offer" (Section 1) and "Information concerning Dyax" (Section 11) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Source and amount of consideration; terms of new options" (Section 10) is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Conditions of the offer" (Section 8) is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Interests of executive officers and directors; transactions and arrangements concerning the options" (Section 12) of the Offer to Exchange is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Interests of executive officers and directors; transactions and arrangements concerning the options" (Section 12) of the Offer to Exchange is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under the caption "The Offer" in the sections entitled "Information concerning Dyax" (Section 11) and "Additional information" (Section 18) is incorporated herein by reference. The information set forth in Dyax’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 under the caption "Financial Statements", filed with the SEC on March 2, 2012, and the information set forth in Dyax’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 under the caption "Financial Statements", filed with the SEC on May 2, 2012, is incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption "The Offer" in the sections entitled "Interests of executive officers and directors; transactions and arrangements concerning the options" (Section 12) and "Legal matters; regulatory approvals" (Section 14) of the Offer to Exchange is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description	Reference
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated May 21, 2012	(1)
(a)(1)(B)	Cover Letter to Eligible Participants from Gustav Christensen, dated May 21, 2012	(1)
(a)(1)(C)	Email to Eligible Participants from Gustav Christensen, dated May 21, 2012	(1)
(a)(1)(D)	Election Form	(1)
(a)(1)(E)	Withdrawal Form	(1)
(a)(1)(F)	Form of Election Form Rejection E-mail	(1)
(a)(1)(G)	Form of Reminder E-mail	(1)
(a)(1)(H)	Employee PowerPoint Presentation	(1)
(a)(1)(I)	Form of New Option Grant Confirmation Email	(1)
(a)(2)	Not applicable	-
(a)(3)	Not applicable	-
(a)(4)	Not applicable	-
(a)(5)(A)	Dyax Corp. Annual Report on Form 10-K for the year ended December 31, 2011	(2)
(a)(5)(B)	Dyax Corp. Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2012	(3)
(b)	Not applicable	-
(d)(1)	Dyax Corp. Amended and Restated 1995 Equity Incentive Plan, as amended	(4)
(d)(2)	Form of Incentive Stock Option Certificate under the Amended and Restated 1995 Equity Incentive Plan, as amended	(5)
(d)(3)	Form of Nonstatutory Stock Option Certificate under the Amended and Restated 1995 Equity Incentive Plan for its U.S. employees, including executive officers	(6)
(d)(4)	Form of Nonstatutory Stock Option Certificate under the Amended and Restated 1995 Equity Incentive Plan for its non-employee directors	(7)
(d)(5)	Form of the Company's Restricted Stock Unit Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for all U.S. employees, including its executive officers	(8)
(d)(6)	1998 Employee Stock Purchase Plan, as amended on March 25, 2009	(9)
(d)(7)	Amended and Restated Registration Rights Agreement, dated as of February 12, 2001, between holders of the Company’s capital stock named therein and the Company	(10)
(g)	Not applicable	-
(h)	Not applicable	-

(1)	Filed herewith.

(2)	Incorporated by reference to the filing of such report with the SEC on March 2, 2012 (File No. 000-24537).

(3)	Incorporated by reference to the filing of such report with the SEC on May 2, 2012 (File No. 000-24537).

(4)	Incorporated by reference to the filing of such exhibit as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-024537) for the quarter ended June 30, 2010, as amended.

(5)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004.

(6)	Incorporated by reference to the filing of such exhibit as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004.

(7)	Incorporated by reference to the filing of such exhibit as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004.

(8)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1(e) to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2011.

(9)	Incorporated by reference to the filing of such exhibit as Exhibit 10.2 to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2009.

(10)	Incorporated by reference to the filing of such exhibit as Exhibit 10.33 to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2000.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DYAX CORP.

By:	/s/ George Migausky
Name:	George Migausky
Title:	Executive Vice President
and Chief Financial Officer

Date: May 21, 2012

INDEX OF EXHIBITS

Exhibit Number	Description	Reference
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated May 21, 2012	(1)
(a)(1)(B)	Cover Letter to Eligible Participants from Gustav Christensen, dated May 21, 2012	(1)
(a)(1)(C)	Email to Eligible Participants from Gustav Christensen, dated May 21, 2012	(1)
(a)(1)(D)	Election Form	(1)
(a)(1)(E)	Withdrawal Form	(1)
(a)(1)(F)	Form of Election Form Rejection E-mail	(1)
(a)(1)(G)	Form of Reminder E-mail	(1)
(a)(1)(H)	Employee PowerPoint Presentation	(1)
(a)(1)(I)	Form of New Option Grant Confirmation Email	(1)
(a)(2)	Not applicable	-
(a)(3)	Not applicable	-
(a)(4)	Not applicable	-
(a)(5)(A)	Dyax Corp. Annual Report on Form 10-K for the year ended December 31, 2011	(2)
(a)(5)(B)	Dyax Corp. Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2012	(3)
(b)	Not applicable	-
(d)(1)	Dyax Corp. Amended and Restated 1995 Equity Incentive Plan, as amended	(4)
(d)(2)	Form of Incentive Stock Option Certificate under the Amended and Restated 1995 Equity Incentive Plan, as amended	(5)
(d)(3)	Form of Nonstatutory Stock Option Certificate under the Amended and Restated 1995 Equity Incentive Plan for its U.S. employees, including executive officers	(6)
(d)(4)	Form of Nonstatutory Stock Option Certificate under the Amended and Restated 1995 Equity Incentive Plan for its non-employee directors	(7)
(d)(5)	Form of the Company's Restricted Stock Unit Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for all U.S. employees, including its executive officers	(8)
(d)(6)	1998 Employee Stock Purchase Plan, as amended on March 25, 2009	(9)
(d)(7)	Amended and Restated Registration Rights Agreement, dated as of February 12, 2001, between holders of the Company’s capital stock named therein and the Company	(10)
(g)	Not applicable	-
(h)	Not applicable	-

(1)	Filed herewith.

(2)	Incorporated by reference to the filing of such report with the SEC on March 2, 2012 (File No. 000-24537).

(3)	Incorporated by reference to the filing of such report with the SEC on May 2, 2012 (File No. 000-24537).

(4)	Incorporated by reference to the filing of such exhibit as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-024537) for the quarter ended June 30, 2010, as amended.

(5)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004.

(6)	Incorporated by reference to the filing of such exhibit as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004.

(7)	Incorporated by reference to the filing of such exhibit as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004.

(8)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1(e) to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2011.

(9)	Incorporated by reference to the filing of such exhibit as Exhibit 10.2 to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2009.

(10)	Incorporated by reference to the filing of such exhibit as Exhibit 10.33 to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2000.